Stoecklein Law Group

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

July 20, 2011

Mr. Donald Field
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:  Bassline Productions, Inc.
File No. 333-169790

Mr. Field:

Please accept this correspondence as confirmation of our request for the S-1 Registration Statement of Bassline Productions, Inc., SEC File No. 333-169790, to become effective at 2PM on July 25, 2011.

Sincerely,

/s/ Donald J. Stoecklein
Donald J. Stoecklein, Esq.